FOR IMMEDIATE RELEASE	Exhibit 99.1

‘

Wipro Announces Fourth Quarter and Year end Results, Delivers Record Total Bookings

IT Services Revenue for the year increased by 11.5% YoY

Total Bookings up by 28% YoY for the Year

Operating Cash Flows at 115% of Net Income for the Year

Board approves Buy-Back for the value of ₹120 billion

EAST BRUNSWICK, N.J. | BANGALORE, India – April 27, 2023: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading technology services and consulting company, announced financial results under International Financial Reporting Standards (IFRS) for the quarter and year ended March 31, 2023.

Highlights of the Results

Results for the Quarter ended March 31, 2023:

1.	Gross Revenue reached ₹231.9 billion ($2.8 billion1), a decrease of 0.2% QoQ, increased 11.2% YoY
2.	IT Services Segment Revenue increased to $2,823.0 million, an increase of 0.7% QoQ and 3.7% YoY
3.	Non-GAAP[2] constant currency IT Services segment revenue decreased 0.6% QoQ, increased 6.5% YoY
4.	Total Bookings[4] were up by 29% and large deal bookings[5] were up by 155% YoY
5.	IT Services Operating Margin[3] for the quarter was at 16.3%, flat QoQ
6.	Net Income for the quarter was at ₹30.7 billion ($374.1 million1), an increase of 0.7% QoQ and decrease of 0.4% YoY
7.	Earnings Per Share for the quarter was at ₹5.61 ($0.071), an increase of 0.7% QoQ and decrease of 0.5% YoY
8.	Operating Cash Flows at 120.6% of Net Income for the quarter was at ₹37.3 billion ($453.8 million1), an increase of 60.0% YoY
9.	Voluntary attrition[6] decreased 330 bps from the previous quarter, landing at 14.1% on a quarterly annualised basis and at 19.2% on a trailing twelve months basis

Results for the Year ended March 31, 2023:

1.	Gross Revenue reached ₹904.9 billion ($11.0 billion1), an increase of 14.4% YoY
2.	IT Services Segment Revenue increased to $11,159.7 million, an improvement of 7.8% YoY
3.	Non-GAAP[2] constant currency IT Services segment revenue was up 11.5% YoY
4.	IT Services Operating Margin[3] for the year was at 15.7%, a decrease of 205bps YoY
5.	IT Services Operating profit was higher than any previous period at ₹140.8 billion, an improvement of 1.2% YoY
6.	Earnings Per Share for the year was at ₹20.73 ($0.251), a decrease of 7.2% YoY
7.	Operating Cash Flows at 114.9% of Net Income for the year was at ₹130.6 billion ($1,589.0 million1), an increase of 17.9% YoY

Performance for the Quarter and Year ended March 31, 2023

Thierry Delaporte, CEO and Managing Director, said, “We closed FY23 with the strongest-ever bookings recorded in a year. We delivered two consecutive quarters of total bookings of over $4.1 billion. Our large deal order booking grew by 155% year-over-year for the quarter. We are also pleased to announce our share buyback, which is part of our philosophy to deliver consistent returns to shareholders.

“Compared to just a few years ago, we are seeing a visible change in the structure of our deals and our market position. We are winning large transformation deals, benefitting from a consolidating market, and deepening relationships with existing clients.”

“We have built a strong foundation to sustain through this period of increased uncertainty. We have the growth mindset, right organizational structure, and the talent for long-term success.”

Jatin Dalal, Chief Financial Officer, said, “We continue to maintain our focus on operational improvements and productivity enhancements which led to our IT services margin exit at 16.3% in Q4 despite macro headwinds. We generated strong operating cash flows at 121% of our net income for the Quarter.”

Outlook for the Quarter ending June 30, 2023

We expect Revenue from our IT Services business including India State Run Enterprise (ISRE) segment to be in the range of $2,753 million to $2,811 million*. This translates to sequential guidance of -3.0% to -1.0% in constant currency terms.

*	Outlook for the Quarter ending June 30, 2023, is based on the following exchange rates: GBP/USD at 1.22, Euro/USD at 1.07, AUD/USD at 0.68, USD/INR at 81.74 and CAD/USD at 0.74

Capital Allocation

The Board of Directors approved a buyback proposal, subject to the approval of shareholders through postal ballot, for purchase by the Company of up to 269,662,921 equity shares of ₹2 each (being 4.91% of total paid-up equity shares) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹445 ($5.411) per equity share for an aggregate amount not exceeding ₹120 billion ($1.5 billion1) , in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 and the Companies Act, 2013 and rules made thereunder.

The interim dividend of ₹1 declared by the Board at its meetings held on January 13th, 2023, shall be considered as the final dividend for the financial year 2022-23.

1.

For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹82.19, as published by the Federal Reserve Board of Governors on March 31, 2023. However, the realized exchange rate in our IT Services business segment for the quarter ended March 31, 2023 was US$1= ₹81.63

2.	Constant currency for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period
3.	IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials
4.

Total Bookings refers to the total contract value of all orders that were booked during the period including new orders, renewals, and increases to existing contracts. Bookings do not reflect subsequent terminations or reductions related to bookings originally recorded in prior fiscal periods. Bookings are recorded using then-existing foreign currency exchange rates and are not subsequently adjusted for foreign currency exchange rate fluctuations. The revenues from these contracts accrue over the tenure of the contract. For constant currency growth rates, refer note 2

5.	Large deal bookings consist of deals greater than or equal to $30 million in total contract value
6.	Voluntary attrition is in IT Services and excludes DOP measured for the trailing twelve months

Highlights of Strategic Deal Wins

In the fourth quarter, Wipro continued to win large and strategic deals across industries. Key highlights include:

•

A US-based healthcare company selected Wipro to transform its technology-enabled health services business and supercharge growth. Wipro will help reshape the end-to-end member, patient, and provider journey by building a standardized, interoperable, and integrated care delivery platform. The project will improve talent allocation as well as care coordination, reducing costs, increasing effectiveness and, ultimately, improving the quality of healthcare.

•

A US-based multinational apparel and fashion major selected Wipro to spearhead end-to-end automation across its applications and infrastructure landscape globally. Wipro will offer a range of services including business and technical support to manage various business process areas, data center operations, and network and voice services. This will help the client achieve 30% automation, cost optimization, and improve end-user experience.

•

Wipro was selected in a strategic, multi-year engagement by a global personal care and home products distribution company to deliver enhanced business experience to the client. An integrated delivery model powered by SmartOps will provide round the clock proactive and preventative support for business-critical applications. This will help the client drive higher application stability and minimize related problems that hinder business operations.

•

Wipro won a multi-year engagement with a leading Europe-based communications group to accelerate global deployment of their enterprise software platform for business operations. The goal of this program is to rollout a core model template, localize, integrate, and conduct change management for a consistent process across front office and operations in Finance, Procurement, Projects, Analytics, and Reporting. This will enable the client to synchronize their business processes, decommission existing local systems, innovate, and enhance user experience across regions.

•

A UK-based health insurer selected Wipro to consolidate and transform the business process services for its international private medical insurance business. Wipro will set up a global servicing hub to provide experience and support services to clients, while driving operational efficiencies and maintaining compliance.

•

A large, US-based life and annuities insurance firm selected Wipro to modernize their business, migrate existing workloads to cloud and offer infrastructure-as-a-service for their entire data center infrastructure. Wipro will also deliver enhanced employee experience through an integrated service desk, mainframe services while enhancing service levels, providing a secured environment through their identity and access managed services, as well as business continuity through disaster recovery services.

•

A US-based multinational bank has selected Wipro to provide engineering and operations services to modernize its infrastructure across the globe. Wipro will deliver a simple, easy-to-access services platform that will enhance the user experience and maximize the technology solutions used across the company. The end-to-end platform management will drive new efficiencies and better productivity through automation and standardization of processes.

•

Wipro signed a second eight-year large deal with a leading European outsourcing & facilities management company to digitise its core Finance & Accounting systems and processes. Wipro will leverage Lab45 as a strategic technology & innovation hub to foster and accelerate automation, digitisation, and transformation of client’s service propositions and delivery models.

•

A US-based sports entertainment company selected Wipro to digitize its nation-wide network and monetize the centers of a recreational sports chain, resulting in the creation of a new Digital Out-of-Home (DOOH) ad network. Leveraging Wipro VisionEDGE, a dynamic digital signage and omni channel advertising platform, Wipro, in partnership with Cisco, will deliver immersive client experiences with high-quality, interactive displays that are adaptive and easy to deploy.

•

Wipro was awarded a contract by a global apparel and fashion company to create a unified, omnichannel experience across more than 2,000 retail stores and ecommerce platforms in over 37 countries. The client will benefit from the increased supply chain efficiency and compliance with applicable international and local standards. Wipro will also deliver an uninterrupted, flexible, and personalised service that will allow end-users to transact seamlessly across devices and channels.

Analyst Recognition

1.	Wipro was recognized as a Leader in the 2023 Gartner® Magic Quadrant™ for Outsourced Digital Workplace Services
2.	Wipro was positioned as a Leader in IDC MarketScape: Worldwide Manufacturing Intelligence Transformation Strategic Consulting 2023 Vendor Assessment (Doc# US50247922 Feb 2023)
3.	Wipro was positioned as a Leader in IDC MarketScape: Asia/Pacific Intelligent Digital Workplace Services 2023 Vendor Assessment (Doc # AP49091222 March 2023)
4.	Wipro was recognized as a Leader in Everest Group’s Capital Markets Operations – Services PEAK Matrix® Assessment 2023 and Advanced Analytics and Insights (AA&I) Services PEAK Matrix® Assessment 2023
5.	Wipro was positioned as a Leader in ISG Provider Lens™ – AWS Ecosystem Partners 2022 – Germany, US
6.	Wipro was positioned as a Leader in ISG Provider Lens™ – Digital Business Enablement and ESG Services 2022 – UK, US
7.	Wipro was listed in the top 10 with a customer satisfaction score of 75% in Whitelane’s IT Sourcing Study 2022 – Europe
8.	Wipro was positioned as a Leader in Avasant Blockchain Services RadarView™ 2022 – 2023 and Intelligent Automation Services RadarView™ 2022 – 2023
9.	Wipro was rated as a Leader in Avasant Hybrid Enterprise Cloud Services RadarView™ 2022 – 2023 and SAP S/4HANA Services RadarView™ 2022 – 2023
10.	Wipro was featured in HFS Horizons: The Best Service Providers for Retail Banks, 2023 and Metaverse Services Providers 2023

Source & Disclaimer: *Gartner, “Magic Quadrant for Outsourced Digital Workplace Services “, Daniel Barros, et al, 13 March 2023. GARTNER and MAGIC QUADRANT are registered trademarks and service marks of Gartner, Inc. and/or its affiliates in the U.S. and internationally and are used herein with permission. Gartner does not endorse any vendor, product, or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner’s research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

IT Products

•	IT Products segment revenue for the quarter was ₹1.1 billion ($13.8 million1)

•	IT Products segment results for the quarter was a loss of ₹0.06 billion ($0.7 million1)

•	IT Products segment revenue for the year was ₹6.0 billion ($73.6 million1)

•	IT Products segment results for the year was a loss of ₹0.18 billion ($2.1 million1)

India business from State Run Enterprises (ISRE)

•	India SRE segment revenue for the quarter was ₹1.3 billion ($16.0 million1)

•	India SRE segment results for the quarter was a profit of ₹0.02 billion ($0.2 million1)

•	India SRE segment revenue for the year was ₹5.8 billion ($70.8 million1)

•	India SRE segment results for the year was a profit of ₹0.4 billion ($5.4 million1)

Please refer to the table on page 11 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Key Metrics and Non-GAAP Financial Measures

This press release contains key metrics and non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 11 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. Further, in the normal course of business, we may divest a portion of our business which may not be strategic. We refer to the growth rates in both reported and constant currency adjusting for such divestments in order to represent the comparable growth rates.

Our key metrics and non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS and may be different from non-GAAP measures used by other companies. Our key metrics and non-GAAP financial measures are not comparable to, nor should be substituted for, an analysis of our revenue over time and involve estimates and judgments. In addition to our non-GAAP measures, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the Quarter and Year ended March 31, 2023, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com/investors/

Quarterly Conference Call

We will hold an earnings conference call today at 07:30 p.m. Indian Standard Time (10:00 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a web-cast and can be accessed at the following link- https://links.ccwebcast.com/?EventId=WIP270423

An audio recording of the management discussions and the question-and-answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our holistic portfolio of capabilities in consulting, design, engineering, and operations, we help clients realize their boldest ambitions and build future-ready, sustainable businesses. With over 250,000 employees and business partners across 66 countries, we deliver on the promise of helping our clients, colleagues, and communities thrive in an ever-changing world. For additional information, visit us at www.wipro.com

Contact for Investor Relations		Contact for Media & Press

Dipak Kumar Bohra	Abhishek Kumar Jain	Purnima Burman

Phone: +91-80-6142 7201	Phone: +91-80-6142 6143	Phone: +91-80-6142 6450

dipak.bohra@wipro.com	abhishekkumar.jain@wipro.com	purnima.burman@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #

(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2022	As at March 31, 2023
			Convenience translation into US dollar in millions Refer footnote in page 2
ASSETS
Goodwill	246,989	307,970	3,747
Intangible assets	43,555	43,045	524
Property, plant and equipment	90,898	88,659	1,079
Right-of-Use assets	18,870	18,702	228
Financial assets
Derivative assets	6	29	^
Investments	19,109	20,720	252
Trade receivables	4,765	863	11
Other financial assets	6,084	6,330	77
Investments accounted for using the equity method	774	780	9
Deferred tax assets	2,298	2,100	26
Non-current tax assets	10,256	11,922	145
Other non-current assets	14,826	13,606	166

Total non-current assets	458,430	514,726	6,264

Inventories	1,334	1,188	14
Financial assets
Derivative assets	3,032	1,844	22
Investments	241,655	309,232	3,762
Cash and cash equivalents	103,836	91,880	1,118
Trade receivables	115,219	126,350	1,537
Unbilled receivables	60,809	60,515	736
Other financial assets	42,914	9,096	111
Contract assets	20,647	23,001	280
Current tax assets	2,373	5,091	62
Other current assets	28,933	32,899	400

Total current assets	620,752	661,096	8,042

TOTAL ASSETS	1,079,182	1,175,822	14,306

EQUITY
Share capital	10,964	10,976	134
Share premium	1,566	3,689	45
Retained earnings	551,252	660,964	8,042
Share-based payment reserve	5,258	5,632	69
Special Economic Zone re-investment reserve	47,061	46,803	569
Other components of equity	42,057	53,100	646

Equity attributable to the equity holders of the Company	658,158	781,164	9,505
Non-controlling interests	515	589	7

TOTAL EQUITY	658,673	781,753	9,512

LIABILITIES
Financial liabilities
Loans and borrowings	56,463	61,272	745
Lease liabilities	15,177	15,953	194
Derivative liabilities	48	179	2
Other financial liabilities	2,961	2,649	32
Deferred tax liabilities	12,141	15,153	184
Non-current tax liabilities	17,818	21,777	265
Other non-current liabilities	7,571	9,333	114
Provisions	1	^	^

Total non-current liabilities	112,180	126,316	1,536

Financial liabilities
Loans, borrowings and bank overdrafts	95,233	88,821	1,081
Lease liabilities	9,056	8,620	105
Derivative liabilities	585	2,825	34
Trade payables and accrued expenses	94,477	89,054	1,084
Other financial liabilities	33,110	4,141	50
Contract liabilities	27,915	22,682	276
Current tax liabilities	13,231	18,846	229
Other current liabilities	31,951	30,215	368
Provisions	2,771	2,549	31

Total current liabilities	308,329	267,753	3,258

TOTAL LIABILITIES	420,509	394,069	4,794

TOTAL EQUITY AND LIABILITIES	1,079,182	1,175,822	14,306

^ Value is less than 1

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended March 31,			Year ended March 31,
	2022	2023	2023	2022	2023	2023
			Convenience translation into US dollar in millions Refer footnote in page 2			Convenience translation into US dollar in millions Refer footnote in page 2
Revenues	208,600	231,903	2,822	790,934	904,876	11,011
Cost of revenues	(147,965)	(162,738)	(1,980)	(555,872)	(645,446)	(7,853)

Gross profit	60,635	69,165	842	235,062	259,430	3,158
Selling and marketing expenses	(14,078)	(16,906)	(206)	(54,935)	(65,157)	(793)
General and administrative expenses	(12,528)	(15,672)	(191)	(46,382)	(59,139)	(720)
Foreign exchange gains/(losses), net	1,075	990	12	4,355	4,472	54
Other operating income	7	—	—	2,186	—	—

Results from operating activities	35,111	37,577	457	140,286	139,606	1,699
Finance expenses	(1,717)	(2,860)	(35)	(5,325)	(10,077)	(123)
Finance and other income	3,946	5,463	67	16,257	18,185	222
Share of net profit/ (loss) of associates accounted for using the equity method	(16)	4	^	57	(57)	(1)

Profit before tax	37,324	40,184	489	151,275	147,657	1,797
Income tax expense	(6,399)	(9,249)	(113)	(28,946)	(33,992)	(414)

Profit for the period	30,925	30,935	376	122,329	113,665	1,383

Profit attributable to:
Equity holders of the Company	30,873	30,745	374	122,191	113,500	1,381
Non-controlling interests	52	190	2	138	165	2

Profit for the period	30,925	30,935	376	122,329	113,665	1,383

Earnings per equity share:
Attributable to equity holders of the Company
Basic	5.64	5.61	0.07	22.35	20.73	0.25
Diluted	5.63	5.60	0.07	22.29	20.68	0.25
Weighted average number of equity shares used in computing earnings per equity share
Basic	5,470,020,412	5,481,366,536	5,481,366,536	5,466,705,840	5,477,466,573	5,477,466,573
Diluted	5,486,955,729	5,489,878,685	5,489,878,685	5,482,083,438	5,488,991,175	5,488,991,175

^	Value is less than 1

Additional Information:

Particulars	Three months ended			Year ended
	March 31, 2023	December 31, 2022	March 31, 2022	March 31, 2023	March 31, 2022
	Audited	Audited	Audited	Audited	Audited
Revenue
IT Services
Americas 1	66,430	67,788	58,342	261,270	217,874
Americas 2	70,563	71,168	63,963	278,374	239,404
Europe	67,562	66,323	60,743	256,845	233,443
APMEA	25,889	25,278	23,560	100,989	91,103

Total of IT Services	230,444	230,557	206,608	897,478	781,824
IT Products	1,131	1,721	1,201	6,047	6,173
ISRE	1,318	1,403	1,868	5,823	7,295
Reconciling Items	—	—	(2)	—	(3)

Total Revenue	232,893	233,681	209,675	909,348	795,289

Other operating income
IT Services	—	—	7	—	2,186

Total Other operating income	—	—	7	—	2,186

Segment Result
IT Services
Americas 1	12,890	12,986	11,530	49,264	42,820
Americas 2	15,118	14,776	12,150	56,567	47,376
Europe	10,314	9,485	9,056	35,048	35,739
APMEA	2,671	2,476	1,946	8,945	10,523
Unallocated	(3,347)	(2,219)	361	(9,041)	434
Other operating income	—	—	7	—	2,186

Total of IT Services	37,646	37,504	35,050	140,783	139,078
IT Products	(59)	41	(22)	(176)	115
ISRE	20	102	171	441	1,173
Reconciling Items	(30)	(11)	(88)	(1,442)	(80)

Total Segment result	37,577	37,636	35,111	139,606	140,286

Finance expenses	(2,860)	(2,902)	(1,717)	(10,077)	(5,325)
Finance and Other Income	5,463	4,992	3,946	18,185	16,257
Share of net profit/ (loss) of associates accounted for using the equity method	4	26	(16)	(57)	57

Profit before tax	40,184	39,752	37,324	147,657	151,275

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (ISRE).

IT Services: As announced on November 12, 2020, effective January 1, 2021, the Company re-organized IT Services segment.to four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”).

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes Healthcare and Medical Devices, Consumer Goods and Lifesciences, Retail, Transportation and Services, Communications, Media and Information services, Technology Products and Platforms, in the United States of America and entire business of Latin America (“LATAM”). Americas 2 includes Banking, Financial Services and Insurance, Manufacturing, Hi-tech, Energy and Utilities industry sectors in the United States of America and entire business of Canada. Europe consists of United Kingdom and Ireland, Switzerland, Germany, Benelux, Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

IT Products: The Company is a value-added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

India State Run Enterprise segment (ISRE): This segment consists of IT Services offerings to entities/ departments owned or controlled by the Government of India and/ or any State Governments.

Reconciliation of selected GAAP measures to Non-GAAP measures

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($Mn)

Three Months ended March 31, 2023
IT Services Revenue as per IFRS	$2,823.0
Effect of Foreign currency exchange movement	$(37.6)

Non-GAAP Constant Currency IT Services Revenue based on	$2,785.4
previous quarter exchange rates

Three Months ended March 31, 2023
IT Services Revenue as per IFRS	$2,823.0
Effect of Foreign currency exchange movement	$74.4

Non-GAAP Constant Currency IT Services Revenue based on	$2,897.4
exchange rates of comparable period in previous year

Year ended March 31, 2023
IT Services Revenue as per IFRS	$11,159.7
Effect of Foreign currency exchange movement	$391.3

Non-GAAP Constant Currency IT Services Revenue based on	$11,551.0
exchange rates of comparable period in previous year

Reconciliation of Free Cash Flow for three months and year ended March 31, 2023

	Amount in INR Mn
	Three months ended March 31, 2023	Year ended March 31, 2023
Net Income for the period [A]	30,935	113,665
Computation of Free Cash Flow
Net cash generated from operating activities [B]	37,298	130,601
Add/ (deduct) cash inflow/ (outflow)on:
Purchase of property, plant and equipment	(3,015)	(14,834)
Proceeds from sale of property, plant and equipment	97	546

Free Cash Flow [C]	34,380	116,313

Operating Cash Flow as percentage of Net Income [B/A]	120.6%	114.9%

Free Cash Flow as percentage of Net Income [C/A]	111.1%	102.3%